EXHIBIT 99.2

www.vodacom.co.za

Vodacom Group (Proprietary) Limited

Group Interim Results

for the six months ended September 30, 2005

GROUP INTERIM FINANCIAL HIGHLIGHTS

Group revenue up 22.3% to R16.2 billion

Group profit from operations up 66.7% to R4.2 billion

Group EBITDA up 32.8% to R5.6 billion

Group profit before tax up 50.4% to R3.8 billion

Group cash generated from operations up 27.9% to R4.9 billion

Interim dividend of R1.7 billion

OPERATING HIGHLIGHTS

Group total customers up 41.8% to 19.1 million

Group capex as a percentage of revenue at 15.3%

Group customers per employee improved by 28.1% to 3,524

COMMENTARY

Vodacom Group (Proprietary) Limited, South Africa’s market leader in the provision of cellular services announces interim results for the six months ended September 30, 2005.

South Africa

Customers

The South African customer base increased by 39.0% to 15.8 million (September 30, 2004: 11.3 million) compared to the six months ended September 30, 2004. The increase was driven by the exceptional growth in the prepaid market although excellent growth was also achieved in the contract market. The number of prepaid customers increased by 41.2% to 13.7 million, while the number of contract customers increased by 26.7% to 2.1 million. The strong growth in customers was a direct result of the remarkable number of gross connections achieved (4.2 million), coupled with low churn.

Churn

Vodacom continuously focuses on retention of existing customers and acquisition of new customers. Contract churn remained low at

9.3%, although slightly higher than the 8.6% contract churn for the six months ended September 30, 2004. Prepaid churn was lower at 18.7% (September 30, 2004: 21.9%).

ARPU

Prepaid services have been the driving force behind market penetration in South Africa and contributes 92.5%

(September 30, 2004: 88.7%) to all gross new connections. During the period under review, ARPU decreased by 10.9% to

R147 (September 30, 2004: R165) per month. The continued dilution of ARPU is caused by the higher proportion of lower ARPU connections, as the lower end of the market is penetrated. Contract customer ARPU has decreased by 7.7% to R588 per month

(September 30, 2004: decreased by 3.9% to R637) when compared to the six months ended September 30, 2004, while prepaid customer ARPU decreased by 10.1% to R71 (September 30, 2004: decreased by 9.2% to R79) per customer per month.

Traffic

Total traffic on the network, excluding national and visitor roaming traffic, has increased by 19.3% to 8.0 billion minutes

(September 30, 2004: 6.7 billion) for the six months ended September 30, 2005. The growth was mainly due to the 39.0% year-on-year growth in the total customer base to 15.8 million as at September 30, 2005. Also evident was continued fixed for mobile call substitution,

with mobile to mobile traffic increasing by 25.8% compared to the six months ended September 30, 2004, while mobile/fixed traffic only increased by 1.3% over the same period.

Operational

The South African business was rewarded with a number of top awards during the recent Markinor Brand Survey, including top telecommunications brand and favourite advertiser as well as the third most popular overall brand in South Africa.

Although South Africa is experiencing a lot of regulatory challenges, the business is growing fast while also focusing on customer satisfaction, by introducing new products and services to the customer. A new happy hour tariff, which was well received by the market, was launched on August 29, 2005 for prepaid customers and October 1, 2005 for contract customers whereby call rates were dropped to R1.49 per minute, between 5 and 8pm from Monday to Friday. Vodacom also introduced a new service called Airtime Transfer whereby all contract, top-up and prepaid Vodacom customers can send airtime credit from their mobile phones to another prepaid or top-up customer free of charge. Vodafone World, Vodafone’s new roaming service, was launched in September 2005. It enables customers, who have activated roaming on their accounts, to calculate the cost of each call they make whilst abroad.

Vodacom Group Interim Results	1

COMMENTARY continued

Regulatory

Following Vodacom’s spectrum application to provide fixed links, ICASA issued a spectrum licence to Vodacom, on September 12, 2005,

for 2 X 56 MHz spectrum in the 38 GHz band for the provisioning of fixed links.

On June 30, 2005 and September 14, 2005 ICASA approved Vodacom’s application for two million numbers in the 0765 and

0766 ranges as well as two million numbers in the 0767 and 0768 ranges.

ICASA has promulgated the Number Portability Regulations. In terms of these regulations the number portability implementation date would be June 30, 2006.

Market share

Despite strong competition, Vodacom has retained its leadership in the highly competitive South African mobile communications market with an estimated 57.0% market share on September 30, 2005. The South African cellular industry has grown by 20.5% in the last six months and Vodacom has contributed 62.4% of this growth. The market penetration of the cellular industry is now an estimated 58.0%

of the population.

Other African operations

Vodacom’s other African operations, which provide a world-class GSM service to millions of customers, are all faced with continued

challenges such as competition from other operators as well as rigorous regulatory changes. All these operations, with the exception of Mozambique, showed excellent profit growth for the six months ended September 30, 2005.

Vodacom Tanzania achieved exceptional customer and profit growth and its market share remained stable at 58.0% at September 30, 2005

(September 30, 2004: 58.0%). The Tanzanian market remains highly competitive, but with mobile penetration estimated at 7.6% of the population, it still promises further growth potential. Vodacom Tanzania increased its customer base by 68.7% to 1.6 million

(September 30, 2004: 76.0% to 1.0 million) at September 30, 2005 compared to the six months ended September 30, 2004.

Vodacom Congo remains the market leader with an estimated market share of 49.0% at September 30, 2005

(September 30, 2004: 48.0%). The DRC has the lowest estimated mobile penetration rate of all Vodacom’s operations at 3.9% of the population at September 30, 2005. Notwithstanding the uncertainties surrounding the planned elections in the first half of

2006, Vodacom Congo increased its customer base by 36.9% to 1.2 million (September 30, 2004: 97.2% to 0.9 million) at

September 30, 2005 compared to the six months ended September 30, 2004.

Vodacom Lesotho is expected to remain a small operation, but has positioned itself well to minimise the impact of competitive activity and has maintained its estimated 80.0% market share at September 30, 2005. Vodacom Lesotho increased its customer base by

40.2% to 170,593 (September 30, 2004: 71.8% to 122,240) at September 30, 2005 compared to the six months ended

September 30, 2004. Mobile penetration in Lesotho is now estimated at 11.2%.

Vodacom Mozambique has managed to increase its estimated market share to 26.0% (September 30, 2004: 24.0%) despite strong competition from the established competitor mCel, by offering competitive coverage through an aggressive coverage roll-out programme.

Vodacom Mozambique increased its customer base by 104.9% to 336,152 (September 30, 2004: 164,423) at September 30, 2005

compared to the six months ended September 30, 2004. Mobile penetration is estimated at 7.0% at September 30, 2005.

The financial results of Vodacom’s operations are analysed in more detail in the segmental commentary of this report.

2 Vodacom Group Interim Results

FINANCIAL REVIEW

The following changes need to be taken into account when analysing Vodacom’s results for the six months ended September 30, 2005:

Vodacom identified certain items to be adjusted in the prior or current year(s) financial statements due to the adoption of new

International Financial Reporting Standards (IFRS) or different accounting treatment of current IFRS.

Leases (IAS 17): Vodacom has always accounted for lease payments that escalate based on a fixed rate in terms of the lease contract’s escalation instead of on a straight-line basis. The debit adjustment to the opening retained earnings as at April 1, 2005 amounts to

R66.4 million.

Intangible Assets (IAS 38): Vodacom has reclassified software (R2.1 billion cost; R1.4 billion accumulated depreciation) from property,

plant and equipment to intangible assets as at March 31, 2005. Interim comparatives were also restated.

Property, Plant and Equipment (IAS 16): Vodacom has now recognised property, plant and equipment in smaller components or units, estimated residual values and reassessed the useful lives for these components. Vodacom has accounted for the full impact of

R115.4 million in the current financial year as a credit to depreciation.

Revenue

In ZAR millions	for the six months ended September 30,

	2003 (reviewed)	2004 (reviewed)	2005 (reviewed)	% change 2004/03	% change 2005/04
Airtime, connection and access Data revenue Interconnection Equipment sales[1] International airtime Other sales and services	5,974 512 2,814 1,202 310 172	7,823 586 2,940 1,318 436 128	9,581 893 3,186 1,910 485 120	31.0 14.5 4.5 9.6 40.6 (25.6)	22.5 52.4 8.4 44.9 11.2 (6.3)
	10,984	13,231	16,175	20.5	22.3

1.  South African equipment sales revenue and operating costs have been restated for the six months ended September 30, 2003 and 2004 by R312 million and R363 million respectively, to eliminate revenue and costs relating to handset sales to Vodacom’s own distribution channel. Margins have been restated accordingly. The restatement does not impact the Group’s results for the six months ended September 30, 2003 and 2004.

2.  Financial results have been reviewed by our auditors, Deloitte & Touche, for the six months ended September 30, 2003, 2004 and 2005.

Vodacom Group Interim Results	3

FINANCIAL REVIEW continued

Airtime, connection and access

Vodacom’s airtime, connection and access revenue increased by 22.5% to R9,581 million (September 30, 2004: 31.0% to

R7,823 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004, primarily due to the increase in the number of customers, offset by declining ARPUs in all operations. Total customers increased by 41.8% to 19.1 million

(September 30, 2004: 40.6%) at September 30, 2005 compared to the six months ended September 30, 2004, mainly due to strong prepaid and contract customer growth in South Africa and significant prepaid customer growth in Vodacom’s other African operations.

Data revenue – geographical split

In ZAR millions	for the six months ended September 30,

	2004	2005	% of total 2004	% of total 2005	% change 2005/04
South Africa Tanzania Lesotho DRC Mozambique	542 35 4 4 1	821 50 7 13 2	92.5 6.0 0.7 0.7 0.1	91.9 5.6 0.8 1.5 0.2	51.5 42.9 75.0 >200.0 100.0
	586	893	100.0	100.0	52.4

Vodacom’s data revenue increased by 52.4% to R893 million (September 30, 2004: 14.5% to R586 million) in the six months ended

September 30, 2005 compared to the six months ended September 30, 2004 mainly due to new data initiatives such as 3G and

BlackBerry® as well as the popularity of SMS and other data products. Vodacom transmitted 1,524 million SMS messages

(September 30, 2004: 1,123 million) over its South African network during the six months ended September 30, 2005, an increase of

35.7% compared to the six months ended September 30, 2004. The number of active users on the network at September 30, 2005 was: BlackBerry® users 6,737, MMS users 533,054, 3G data card users 18,662, 3G active handsets 77,327 and Vodafone Live!

users 102,404. Data revenue contributed 5.5% to total revenue for the six months ended September 30, 2005 (September 30, 2004:

4.4%). The contribution to data revenue from other African operations increased by 0.6 percentage points to 8.1% for the six months ended September 30, 2005 (September 30, 2004: 7.5%) when compared to the six months ended September 30, 2004.

Interconnection

Vodacom’s interconnection revenue increased by 8.4% to R3.2 billion (September 30, 2004: 4.5% to R2.9 billion) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004. The change in call patterns of mobile phone users as well as the increase of these users through fixed/mobile substitution, negatively affected traffic originating from Telkom and terminating on the Vodacom network. This traffic only increased by 1.9% for the six months ended September 30, 2005 compared to the six months ended September 30, 2004.

Equipment sales

Vodacom’s revenue from equipment sales increased by 44.9% to R1.9 billion (September 30, 2004: 9.6% to R1.3 billion) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004. Equipment sales were restated by

R312 million for the six months ended September 30, 2003 and by R363 million for the six months ended September 30, 2004.

The growth in equipment sales was primarily due to the growth of the customer base coupled with added functionality of new phones based on new technologies.

4 Vodacom Group Interim Results

International airtime

International airtime increased by 11.2% to R485 million (September 30, 2004: by 40.6% to R436 million) in the six months ended

September 30, 2005 compared to the six months ended September 30, 2004. International airtime comprises international calls by

Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s networks.

Other sales and services

Other sales and services decreased by 6.3% to R120 million (September 30, 2004: decreased by 25.6% to R128 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. Other sales and services include revenue from non-core operations such as income from Vodacom’s cell captive insurance scheme.

Operating expenses

In ZAR millions	for the six months ended September 30,

2003 (reviewed)	2004 (reviewed)	2005 (reviewed)	% change 2004/03	% change 2005/04

Depreciation, amortisation and impairment

Payments to other network operators

1,2

Other direct network operating costs

Staff expenses

Marketing and advertising expenses

2

General administration expenses

Other operating income

1,247 1,379 4,704 632 345 302 (71)	1,655 1,804 5,705 760 393 412 (33)	1,338 2,168 6,577 952 488 467 (40)	32.7 30.8 21.3 20.3 13.9 36.4 (53.5)	(19.2) 20.2 15.3 25.3 24.2 13.3 21.2
8,538	10,696	11,950	25.3	11.7

1.  Direct network operating costs less payments to other operators. South African equipment sales revenue and operating costs have been restated for the six months ended September 30, 2003 and 2004 by R312 million and R363 million respectively, to eliminate revenue and costs relating to handset sales to Vodacom’s own distribution channel. Margins have been restated accordingly. The restatement does not impact the Group’s results for the six months ended September 30, 2003 and 2004.

2.   For the six months ended September 30, 2003 and 2004 an adjustment of R5 million and R4 million respectively was made, as a debit to profit from operations, to recognise operating lease payments that escalate based on a fixed rate over the lease term on a straight-line basis.

3.  Financial results have been reviewed by our auditors, Deloitte & Touche, for the six months ended September 30, 2003, 2004 and 2005.

Depreciation, amortisation and impairment

Vodacom’s depreciation and amortisation decreased by 19.2% to R1,338 million (September 30, 2004: by 32.7% to R1,655 million)

in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. The strengthening of the Rand against most other currencies resulted in depreciation on foreign-denominated capital expenditure in Vodacom’s African operations being translated at a lower rate of exchange than in the past. This translation saving contributed to a marginal increase in the depreciation charge in Vodacom’s other African operations in the six months ended September 30, 2005. The implementation of IAS

16: Property, Plant and Equipment which resulted in a credit of R115.4 million to depreciation also contributed to the lower depreciation charge for the period. A portion of the Mozambique impairment (R68.4 million) of the prior year was reversed due to the weakening of the Mozambican local currency against the Rand as well as the impact of the appreciating Euro against other currencies (September 30,

2004: R236.8 million loss).

Payments to other network operators

Vodacom’s payments to other network operators increased by 20.2% to R2,168 million (September 30, 2004: by 30.8% to

R1,804 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004, as a result of an increase in outgoing traffic terminating on other cellular networks, rather than on fixed-line networks.

Vodacom Group Interim Results	5

FINANCIAL REVIEW continued

Other direct network operating expenses

Other direct network operating expenses increased by 15.3% to R6,577 million (September 30, 2004: by 21.3% to R5,705 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. The low growth was mainly as a result of cost controls as well as a positive impact of the stability of the Rand on translation of foreign currency denominated expenses.

Other direct network operating expenses include the cost to connect customers onto the network, which are incurred to support growth in the customer base as well as other costs such as cost of goods sold, commissions, customer retention expenses, regulatory and licence fees, distribution expenses and site and maintenance costs.

Staff expenses

Staff expenses increased by 25.3% to R952 million (September 30, 2004: by 20.3% to R760 million) in the six months ended

September 30, 2005 compared to the six months ended September 30, 2004. The increase was mainly as a result of an increase in headcount of 10.7% to 5,426 in the six months ended September 30, 2005 compared to the six months ended September 30, 2004,

to support the growth in operations; an increase in the provision for Vodacom’s bonus schemes due to increased profits, the first time provision for lump sum payments to executives on retirement as well as annual salary increases. Employee productivity has improved in all of Vodacom’s operations, as measured by customers per employee, increasing by 28.1% to 3,524 customers per employee

(September 30, 2004: 2,751).

Marketing and advertising

Marketing and advertising expenses increased by 24.2% to R488 million (September 30, 2004: by 13.9% to R393 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004, mainly driven by the launch of new technologies such as Vodafone Live!, 3G and BlackBerry®.

General administration expenses

General administration expenses increased by 13.3% to R467 million (September 30, 2004: by 36.4% to R412 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. General administration expenses comprise expenses such as accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

Other operating income

Other operating income comprises income that Vodacom does not view as part of its core activities such as risk management services,

consultant cost recoveries and franchise fees and is therefore disclosed separately. Other operating income increased by 21.2% to

R40 million (September 30, 2004: decreased by 53.5% to R33 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004.

6 Vodacom Group Interim Results

FUNDING

Summary of net debt and maturity profile

In ZAR millions	as at September 30, 2005 (reviewed)
	2006	2007	2008	2009	2010	2011 onward	Total

South Africa – finance leases, ZAR denominated

Funding loans

Tanzania – outside shareholders, ZAR denominated

Tanzania – project finance, various denominations

Medium-term loan to Vodacom

International Limited, US$ denominated

DRC - preference share liability, US$ denominated

Other short-term loans

	64 – 101 1,146 236 43	95 – 101 – – –	134 – 34 – – –	166 – – – – –	114 90 – – – –	263 – – – - –	836 90 236 1,146 236 43
Debt excluding bank overdrafts	1,590	196	168	166	204	263	2,587
Bank and cash balances							(1,372)
Net debt							2,587

Vodacom’s consolidated net debt position has decreased by 37.1% to R1,215 million as at September 30, 2005 (September 30, 2004:

by 26.3% to R1,932 million). The Group’s net debt to EBITDA ratio was 21.8% as at September 30, 2005 (September 30, 2004:

46.1%). However, this reflects the Group’s net debt position before settlement of the R1,700 million dividend paid on October 3, 2005.

If dividends payable and Secondary Tax on Companies (STC) were included in net debt, Vodacom’s net debt to EBITDA ratio would increase to 56.2% (September 30, 2004: 89.1%). Vodacom’s net debt to equity ratio improved to 13.9% as at September 30, 2005

(September 30, 2004: 26.4%). Inclusive of the R1,700 million interim dividend payable, Vodacom’s net debt to equity ratio as at

September 30, 2005 was 35.8% (September 30, 2004: 50.9%).

The improvement in net debt was principally the result of strong cash generation in Vodacom’s South African operations. Changes in net debt were brought about primarily as a result of further draw-downs of South African guaranteed credit facilities by other African subsidiaries as well as the payment of the 2005 final dividend.

Vodacom Group Interim Results	7

FINANCIAL REVIEW continued

Revenue

Geographical split

In ZAR millions	for the six months ended September 30,

	2003	2004	2005	% change 2004/03	% change 2005/04
South Africa[1] Tanzania Lesotho DRC[2] Mozambique	10,293 431 55 205 –	12,057 472 65 594 43	14,764 611 77 649 74	17.1 9.5 18.2 189.7 –	22.5 29.4 18.5 9.3 72.1
	10,984	13,231	16,175	20.5	22.3

1.  The Group restated its revenue for South Africa for the six months ended September 30, 2003 and 2004 as previously mentioned. The restatement does not affect profits.

2.  During the six months ended September 30, 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses, granting the outside shareholders participating rights, have been removed from the shareholders’ agreement.

Revenue increased by 22.3% to R16.2 billion (September 30, 2004: by 20.5% to R13.2 billion) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004, of which Vodacom’s other African operations contributed 8.7% (September 30, 2004: 8.9%). The increase in revenues was primarily driven by strong customer growth in all operations.

EBITDA

Geographical split

In ZAR millions	for the six months ended September 30,

	2003	2004	2005	% change 2004/03	% change 2005/04
South Africa[1] Tanzania Lesotho DRC[2] Mozambique Holding companies	3,535 122 12 33 – (9)	3,940 152 21 110 (69) 35	5,214 206 30 171 (61) 3	11.5 24.6 75.0 >200.0 – >200.0	32.3 35.5 42.9 55.5 11.6 (91.4)
	3,693	4,189	5,563	13.4	32.8
EBITDA margin	33.6%	31.7%	34.4%

1.  The impact of IAS 17 (Leases) resulted in a restatement of EBITDA for South Africa for the six months ended September 30, 2003 and 2004 as previously mentioned.

2.  During the six months ended September 30, 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses, granting the outside shareholders participating rights, have been removed from the shareholders’ agreement.

8 Vodacom Group Interim Results

Group EBITDA increased by 32.8% to R5,563 million (September 30, 2004: by 13.4% to R4,189 million) for the six months ended

September 30, 2005 compared to the six months ended September 30, 2004, of which Vodacom’s other African operations contributed

6.3% (September 30, 2004: 5.9%). Vodacom’s EBITDA margin increased to 34.4% in the six months ended September 30, 2005

(September 30, 2004: 31.7%). The higher EBITDA margin achieved was mainly due to lower prepaid discounts on airtime, a reduction in some distribution incentives as well as productivity improvements in operational expenditure. Rate of exchange movements had a negative impact of R1.2 million on EBITDA for the six months ended September 30, 2005. All EBITDA margins increased for the six months ended September 30, 2005 compared to the six months ended September 30, 2004: South Africa by 2.6 percentage points to 35.3%, Tanzania by 1.5 percentage points to 33.7%, Lesotho by 6.7 percentage points to 39.0% and DRC by 7.8 percentage points to 26.3%. The Group EBITDA margin excluding equipment sales increased by 5.3 percentage points to 39.7%

(September 30, 2004: 34.4%) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004.

Profit from operations

Geographical split

In ZAR millions	for the six months ended September 30,

	2003	2004	2005	% change 2004/03	% change 2005/04
South Africa[1] Tanzania Lesotho DRC[2] Mozambique Holding companies	2,497 54 - (6) - (99)	2,754 72 9 7 (341) 33	4,060 115 26 47 (25) 2	10.3 33.3 – >200.0 – 133.3	47.4 59.7 188.9 >200.0 92.7 (93.9)
	2,446	2,534	4,225	3.6	66.7
Profit from operations margin	22.3%	19.2%	26.1%

1.  The impact of IAS 17 (Leases) resulted in a restatement of profit from operations for South Africa for the six months ended September 30, 2003 and 2004 as previously mentioned.

2.   During the six months ended September 30, 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses, granting the outside shareholders participating rights, have been removed from the shareholders’ agreement.

Vodacom’s profit from operations increased by 66.7% to R4,225 million in the six months ended September 30, 2005

(September 30, 2004: by 3.6% to R2,534 million) compared to the six months ended September 30, 2004. Vodacom’s profit from operations margin increased to 26.1% in the six months ended September 30, 2005 (September 30, 2004: 19.2%) compared to the six months ended September 30, 2004.

The exceptional increase of 66.7% (50.1% excluding the Mozambique impairment and reversal) in profit from operations is due to revenue growing by 22.3% and the operating expenditure only growing by 11.7%. Rate of exchange movements had a negative impact of R0.2 million on profit from operations for the six months ended September 30, 2005. The implementation of new IFRS resulted in a positive impact of R23.5 million on profit from operations for the period under review.

The profit from operations margins of all subsidiaries increased for the six months ended September 30, 2005 compared to the six months ended September 30, 2004: South Africa by 4.7 percentage points to 27.5%, Tanzania by 3.6 percentage points to 18.8%, Lesotho by

19.9 percentage points to 33.8%, DRC by 6.1 percentage points to 7.2%, while Mozambique is not yet profitable.

Vodacom Group Interim Results	9

FINANCIAL REVIEW continued

Capital expenditure (“Capex”)

Geographical split

In ZAR millions	for the six months ended September 30,

	2003	2004	2005	% change 2004/03	% change 2005/04
South Africa Tanzania Lesotho DRC Mozambique Holding companies	830 145 4 286 – 4	1,109 83 2 187 27 5	2,141 104 11 140 77 2	33.6 (42.8) (50.0) (34.6) – 25.0	93.1 25.3 >200.0 (25.1) 185.2 (60.0)
	1,269	1,413	2,475	11.3	75.2
Capex as a percentage of revenue	11.6%	10.7%	15.3%

Vodacom’s capital expenditure increased by 75.2% to R2,475 million in the six months ended September 30, 2005 (September 30, 2004:

by 11.3% to R1,413 million) compared to the six months ended September 30, 2004. Vodacom’s capital expenditure was 15.3% of revenue in the six months ended September 30, 2005, up from an adjusted 10.7% in the six months ended September 30, 2004. A stable Rand and weak US Dollar again aided the Group with the majority of capital expenditure being foreign currency denominated. In terms of

IAS 21: The Effects of Changes in Foreign Exchange Rates, all capital expenditure in South Africa is recorded at the rate of exchange ruling at the date when risk and reward related to ownership of the equipment passes on to Vodacom. Capital expenditure of Vodacom’s other

African operations is translated at the average rate of exchange of the Rand against the operation’s reporting currency for the period, while closing capital expenditure is translated at the closing rate of exchange of the Rand against the reporting currency. The increase in South

Africa’s capex additions of 93.1% to R2,141 million in the six months ended September 30, 2005 compared to the six months ended

September 30, 2004, is mainly driven by capacity increases and the introduction of new technologies such as 3G, Vodafone Live! and

BlackBerry®.

Effective tax rate

Vodacom’s effective tax rate decreased to 37.9% in the six months ended September 30, 2005 (September 30, 2004: 43.4%) primarily because of the reduction in the South African statutory tax rate of 1.0 percentage point to 29.0% (September 30, 2004: 30.0%), as well as no additional Mozambique impairments being raised in the current period for which no deferred taxation asset was recognised. In fact,

a R68.4 million reversal of the prior year impairment of R236.8 million was recognised for the period under review. In addition, the impact of Secondary Tax on Companies (STC) as a percentage of profit decreased by 2.3%. STC payments however remained stable.

Shareholder distributions

Dividends declared in the six months ended September 30, 2005 totalled R1,700 million and was paid to shareholders on October 3, 2005.

Outlook

Vodacom continues to deliver remarkable customer, margin and earnings growth. South African and other African operations continue to perform very strongly, with improved market share in almost all geographical segments. Favourable economic conditions and healthy competition is playing an important role in the rapid mobile telephony penetration, especially in South Africa.

Upgrading of network and distribution infrastructures and strengthening of business and governmental relationships will ensure improved market conditions in all of the other African operations. Affordability is key in these markets and Vodacom will continue to introduce innovative products to stimulate the market and increase penetration. In an ever-changing economic and regulatory environment,

Vodacom is well positioned to maintain and even improve its current market leadership.

WYN Luhabe	ADC Knott-Craig
Non-executive Chairman	Chief Executive Officer

10 Vodacom Group Interim Results

SEGMENT KEY OPERATIONAL INDICATORS

VODACOM SOUTH AFRICA OPERATIONAL OVERVIEW

Key operational indicators

for the six months ended September 30,
2003 (unaudited)	2004 (unaudited)	2005 (unaudited)	% change 2004/03	% change 2005/04

Customers (’000) [1]

Contract

Prepaid

Community services

Gross connections (’000)

Contract

Prepaid

Community services

3 month inactive customers (%)

Contract (%)

Prepaid (%)

Churn (%)

Contract (%)

Prepaid (%)

Mobile market share (%) [3]

Mobile market penetration (%)

(at period end) [3]

Total traffic (millions of minutes)

Outgoing

Incoming (interconnection)

Average monthly revenue per customer

(ARPU) (ZAR) [2]

Contract

Prepaid

Community services

Average monthly minutes of use (MOU)

per customer (outside the bundle)

Contract

Prepaid

Community services

Cumulative network capital expenditure per customer (ZAR, at period end)

Number of employees (including temps and contractors, at period end)

Customers per employee (at period end)

8,522 1,251 7,242 29 2,248 110 2,135 3 15.3 5.6 17.1 39.1 10.8 44.1 55 34.9 5,774 3,601 2,173 179 663 87 1,912 95 268 54 2,699 1,876 3,844 2,217	11,346 1,651 9,671 24 2,681 302 2,378 1 19.7 5.8 22.1 20.0 8.6 21.9 56 43.1 6,735 4,326 2,409 165 637 79 2,381 85 234 51 3,316 1,692 3,988 2,845	15,773 2,092 13,653 28 4,181 312 3,865 4 7.9 1.8 8.9 17.4 9.3 18.7 57 58.0 8,038 5,329 2,709 147 588 71 1,960 76 212 49 2,546 1,422 4,119 3,829	33.1 32.0 33.5 (17.2) 19.3 174.5 11.4 (66.7) 4.4 pts 0.2 pts 5.0 pts (19.1 pts) (2.2 pts) (22.2 pts) 1 pt 8.2 pts 16.6 20.1 10.9 (7.8) (3.9) (9.2) 24.5 (10.5) (12.7) (5.6) 22.9 (9.8) 3.7 28.3	39.0 26.7 41.2 16.7 55.9 3.3 62.5 >200.0 (11.8 pts) (4.0 pts) (13.2 pts) (2.6 pts) 0.7 pts (3.2 pts) 1 pt 14.9 pts 19.3 23.2 12.5 (10.9) (7.7) (10.1) (17.7) (10.6) (9.4) (3.9) (23.2) (16.0) 3.3 34.6

Vodacom Group Interim Results	11

SEGMENT KEY OPERATIONAL INDICATORS continued

VODACOM TANZANIA

Key operational indicators

for the six months ended September 30,
2003 (unaudited)	2004 (unaudited)	2005 (unaudited)	% change 2004/03	% change 2005/04

Customers (’000) [1]

Contract

Prepaid

Public phones

Gross connections (’000)

Churn (%)

Mobile market share (%) [3]

Average monthly revenue per customer

(ARPU) (ZAR) [2]

Cumulative network capital expenditure
per customer (ZAR, at period end)

Number of employees (including temps
and contractors, at period end)

Customers per employee (at period end)

541 5 533 3 172 30.9 56 136 1,993 270 2,005	952 5 944 3 326 26.1 58 91 1,358 342 2,785	1,606 6 1,597 3 604 28.7 58 73 904 371 4,330	76.0 – 77.1 – 89.5 (4.8 pts) 2 pts (33.1) (31.9) 26.7 38.9	68.7 20.0 69.2 – 85.3 2.6 pts – (19.8) (33.4) 8.5 55.5

VODACOM LESOTHO

Key operational indicators

for the six months ended September 30,
2003 (unaudited)	2004 (unaudited)	2005 (unaudited)	% change 2004/03	% change 2005/04

Customers (’000) [1]

Contract

Prepaid

Public phones

Gross connections (’000)

Churn (%)

Mobile market share (%) [3]

Average monthly revenue per customer

(ARPU) (ZAR) [2]

Cumulative network capital expenditure per customer (ZAR, at period end)

Number of employees (including temps and contractors, at period end)

Customers per employee (at period end)

71 3 67 0.6 20 73.3 78 119 2,789 70 1,007	122 4 117 1 32 14.0 80 91 1,659 62 1,971	171 3 166 2 42 23.4 80 77 1,271 65 2,625	71.8 33.3 74.6 66.7 60.0 (59.3 pts) 2 pts (23.5) (40.5) (11.4) 95.7	40.2 (25.0) 41.9 100.0 31.3 9.4 pts – (15.4) (23.4) 4.8 33.2

12 Vodacom Group Interim Results

VODACOM CONGO

Key operational indicators

for the six months ended September 30,
2003 (unaudited)	2004 (unaudited)	2005 (unaudited)	% change 2004/03	% change 2005/04

Customers (’000) [1]

Contract

Prepaid

Public phones

Gross connections (’000)

Churn (%)

Mobile market share (%) [3]

Average monthly revenue per customer

(ARPU) (ZAR) [2]

Cumulative network capital expenditure per customer (ZAR, at period end)

Number of employees (including temps and contractors, at period end)

Customers per employee (at period end)

458 6 443 9 240 18.2 45 182 2,432 305 1,500	903 10 885 8 305 18.4 48 111 1,821 426 2,119	1,236 11 1,209 16 373 30.5 49 89 1,555 597 2,070	97.2 66.7 99.8 (11.1) 27.1 0.2 pts 3 pts (39.0) (25.1) 39.7 41.3	36.9 10.0 36.6 100.0 22.3 12.1 pts 1 pts (19.8) (14.6) 40.1 (2.3)

VODACOM MOZAMBIQUE

Key operational indicators

for the six months ended September 30,
2004 (unaudited)	2005 (unaudited)	% change 2005/04

Customers (’000) [1]

Contract

Prepaid

Gross connections (’000)

Churn (%)

Mobile market share (%) [3]

Average monthly revenue per customer (ARPU) (ZAR) [2]

Cumulative network capital expenditure per customer

(ZAR, at period end)

Number of employees (including temps and
contractors, at period end)

Customers per employee (at period end)

164 3 161 108 2.7 24 63 3,387 85 1,934	336 5 331 123 34.5 26 41 1,886 148 2,271	104.9 66.7 105.6 13.9 31.8 pts 2 pts (34.9) (44.3) 74.1 17.4

1.  Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as at end of the period indicated.

2.  ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

3.  Penetration and market share is calculated based on Vodacom estimates.

4.  None of the comparative period key operational indicators have been restated based on the current period adjustments.

Vodacom Group Interim Results	13

CONDENSED CONSOLIDATED INCOME STATEMENTS

for the six months ended September 30, 2004 and 2005

In ZAR millions

2004	2005
(restated)	(reviewed)

Revenue	13,230.5	16,175.2
Other operating income	33.2	39.9
Direct network operating cost	(7,510.1)	(8,745.4)
Depreciation	(1,170.5)	(1,282.2)
Staff expenses	(760.3)	(951.7)
Marketing and advertising expenses	(393.1)	(488.0)
General administration expenses	(411.5)	(466.9)
Amortisation of intangible assets	(247.3)	(124.2)

Impairment of assets	(236.8)	68.4
Profit from operations	2,534.1	4,225.1
Interest, dividends and other financial income	335.7	324.0

Finance costs	(316.0)	(708.5)

Profit before taxation	2,553.8	3,840.6
Taxation	(1,108.2)	(1,454.4)
Net profit	1,445.6	2,386.2

Attributable to:
Equity shareholders	1,427.4	2,362.3
Minority interests	18.2	23.9

2004	2005
R	R
(restated)	(reviewed)

Basic and diluted earnings per share	142 738	236 235

14 Vodacom Group Interim Results

CONDENSED CONSOLIDATED BALANCE SHEETS

  as at March 31, 2005 and at September 30, 2005

In ZAR millions

	as at March 31, 2005 (restated)	as at September 30, 2005 (reviewed)

ASSETS

Non-current assets	13,932.6	15,184.0

Property, plant and equipment	11,527.2	12,516.6
Investment properties	49.7	47.6
Intangible assets	1,644.3	1,933.4
Financial assets	137.5	135.4
Deferred taxation	308.1	264.4
Deferred cost	236.9	257.0
Operating lease asset	28.9	29.6

Current assets	8,662.2	10,172.9

Inventory	479.5	471.8
Trade and other receivables	3,621.4	4,313.7
Deferred cost	428.3	457.2
Short-term financial assets	142.9	127.8
Cash and cash equivalents	3,990.1	4,802.4

Total assets	22,594.8	25,356.9

EQUITY AND LIABILITIES

Capital and reserves	7,887.9	8,735.6

Ordinary share capital	*	*
Non-distributable reserves	(298.0)	(181.1)
Retained earnings	8,057.2	8,718.9
Minority interests	128.7	197.8

Non-current liabilities	3,233.1	2,140.2

Interest bearing debt	2,213.5	997.3
Deferred taxation	472.1	493.1
Deferred revenue	240.7	257.4
Provisions	184.4	270.0
Operating lease liability	122.4	122.4

Current liabilities	11,473.8	14,481.1

Trade and other payables	4,830.8	5,146.8
Deferred revenue	1,411.4	1,507.9
Taxation payable	632.6	556.4
Non-interest bearing debt	4.3	4.3
Short-term interest bearing debt	381.6	1,585.7
Short-term provisions	595.0	442.7
Dividends payable	1,800.0	1,700.0
Derivative financial liabilities	1.0	106.4
Bank overdraft	1,817.1	3,430.9

Total equity and liabilities	22,594.8	25,356.9

* Amounts less than R500 000

Vodacom Group Interim Results 15

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

  for the six months ended September 30, 2004 and 2005

In ZAR millions

	Share capital	Retained earnings	Non- distributable reserves	Minority interests	Total

Balance at March 31, 2004 as previously reported	*	7,896.6	(324.9)	93.0	7,664.7
Changes in accounting policies, reclassifications and restatements	–	(60.5)	–	–	(60.5)

Balance at March 31, 2004 – restated	*	7,836.1	(324.9)	93.0	7,604.2

Net profit for the period	–	1,427.4	–	18.2	1,445.6
Dividends declared	–	(1,600.0)	–	–	(1,600.0)

Contingency reserve	–	(1.8)	1.8	–	–
Acquired reserves from the minorities of Vodacom Congo (RDC) s.p.r.l.	–	(233.4)	82.1	–	(151.3)
Acquisition of subsidiary	–	–	–	10.1	10.1
Net gains and losses not recognised in the income statement
Foreign currency translation reserve	–	–	14.1	6.2	20.3
Balance at September 30, 2004 – unaudited	*	7,428.3	(226.9)	127.5	7,328.9

Balance at March 31, 2005 as previously reported	*	8,123.6	(298.0)	128.7	7,954.3
Changes in accounting policies, reclassifications and restatements	–	(66.4)	–	–	(66.4)

Balance at March 31, 2005 – restated	*	8,057.2	(298.0)	128.7	7,887.9

Net profit for the period	–	2,362.3	–	23.9	2,386.2
Dividends declared	–	(1,700.0)	–	–	(1,700.0)

Contingency reserve	–	(0.6)	0.6	–	–
Acquisition of subsidiary	–	–	–	46.5	46.5
Net gains and losses not recognised in the income statement	–	–	116.3	(1.3)	115.0
Foreign currency translation reserve

Balance at September 30, 2005 – unaudited	*	8,718.9	(181.1)	197.8	8,735.6

* Amounts less than R500 000

Vodacom Group Interim Results 17

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

  for the six months ended September 30, 2004 and 2005

In ZAR millions

	2004 (reviewed)	2005 (reviewed)

CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers	13,035.4	15,327.2
Cash paid to suppliers and employees	(9,186.0)	(10,405.6)
Cash generated from operations	3,849.4	4,921.6
Finance costs paid	(160.6)	(228.8)
Interest, dividends and other financial income received	186.8	96.9
Taxation paid	(1,408.2)	(1,513.2)
Dividends paid – shareholders	(1,500.0)	(1,800.0)

Dividends paid – minority shareholders	(1.4)	–
Net cash flows from operating activities	966.0	1,476.5
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets	(1,541.5)	(2,229.4)
Proceeds on disposal of property, plant and equipment and intangible assets	–	6.8
Acquisition of subsidiaries	(249.7)	(0.2)
Acquired cash from Vodacom Congo (RDC) s.p.r.l.	12.9	–
Short-term investments realised/(made)	137.0	(8.5)
Net cash flows utilised in investing activities	(1,641.3)	(2,231.3)
CASH FLOW FROM FINANCING ACTIVITIES
Finance lease capital repaid	(10.4)	(21.1)
Interest bearing debt incurred	1,164.9	32.5
Interest bearing debt repaid	(1,276.2)	(46.4)
Net cash flows utilised in financing activities	(121.7)	(35.0)
	(797.0)	(789.8)
Cash and cash equivalents at the beginning of the period	1,597.7	2,173.0
Effect of foreign exchange rate changes	(46.2)	(11.7)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	754.5	1,371.5

Financial results have been reviewed by our auditors, Deloitte & Touche, for the six months ended September 30, 2003, 2004 and 2005.

Vodacom Group Interim Results 18